June 17, 2016

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:    Praxair, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
And Documents Incorporated by Reference
File No. 1-11037

Dear Mr. O’Brien:

In the following responses to your letter dated June 9, 2016, we have noted your original comments in italics to facilitate your review process. We believe our responses adequately address your requests for information and enhanced disclosure.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2488, Liz Hirsch at (203) 837-2354 or Chuck Jacobson at (203) 837-2158.

Also we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew J. White
Matthew J. White
Senior Vice President and
Chief Financial Officer

Form 10-K for the period ended December 31, 2015

Note 1 Summary of Significant Accounting Policies
Revenue Recognition, page 60

1.	Comment:
We note your disclosure that product sales represents approximately 88% of consolidated sales while all other sources of revenue are approximately 12% in the aggregate and primarily related to rental revenue. Please confirm that each of your other sources of revenue are less than 10% of sales. To the extent that each source of other revenue falls below the 10% threshold for each period presented, please confirm that you will provide the separate sales and cost of sales presentation required by Rule 5-03(b)(1) and (2) of Regulation S-X once the threshold is met.

Response
In response to the staff’s comment, we confirm that each of the sources of revenue other than product sales are less than 10% of consolidated sales. We also confirm that we will provide the required disclosures if the 10% threshold is met.

Note 2 Cost Reduction Program and Other Charges, page 63

2.	Comment
We note that you recognized $165 million related to restructuring actions implemented during the fiscal quarters ended June 30, 2015 and September 30, 2015. Please expand your disclosures here or within MD&A to quantify the expected annual impact the restructuring activities would have on your operating income (i.e., the amount by which expenses decreased) and cash flows, and whether the actual results subsequent to the restructuring actions were in line with management’s expectations when the restructuring activities were initiated. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Response
In response to the staff’s comment, in future filings we will add disclosures either in the Notes or MD&A to quantify the expected impact of the restructuring activities on operating profit and cash flows. If results are not achieved as expected, we will disclose that fact in our MD&A along with the reasons, and the effects on future operating results and liquidity, if significant. We have not included such disclosures to date because the results have met expectations.

Following is an illustration of the type of disclosure that we will include in future filings:

“The 2015 second and third quarter cost reduction actions are expected to result in annualized pre-tax expense reductions and cash flow increases of approximately $80 million and, to date, have met expectations."

Definitive Proxy Statement on Schedule 14A filed March 18, 2016

Praxair’s Executive Compensation Program, page 40 Annual Performance Based Variable Compensation, page 42

3.	Comment
In future filings, please disclose the variable compensation target for each named executive officer.

Response
The variable compensation target for each named executive officer (“NEO”) is provided as required in the 2015 Grants of Plan-Based Awards table on page 55 of the proxy statement. In addition, the CEO’s variable compensation target is disclosed again in the illustration under the caption “2015 Annual Performance-Based Variable Compensation and Payout” on page 45 of the proxy statement. Finally, the range of variable compensation targets (expressed as a percent of salary) for all NEOs is disclosed under the caption “Annual Performance-Based Variable Compensation Opportunity for 2015” on page 43 of the proxy statement.

Financial Business Results, page 45

4.	Comment
We note that for your “Working Capital as a % of Sales” financial metric you disclose that you achieved “better than target” which resulted in a 29% payout. In future filings, please disclose the actual financial metrics achieved and briefly explain how the corresponding payouts are calculated.

Response
Disclosure of how 2015 annual performance-based variable compensation payouts were determined is set forth on pages 45 and 46 of the proxy statement, and the CEO’s actual payout calculation was included at the top of page 45 to better illustrate the calculation. The Compensation Committee determined to eliminate the “working capital as a % of sales” variable compensation metric for 2016 and replace it with a “cash flow” metric, as shown in the table on page 43 that highlights 2015-2016 variable compensation design changes. In future filings, we will disclose actual financial metrics achieved and explain how corresponding payouts are calculated.

Individual Performance Adjustments, page 46

5.	Comment:
In future filings, please identify which named executive officers received individual performance adjustments, disclose the adjustment received, and briefly describe the reasons for the adjustment.

Response
Page 46 of the proxy statement discloses that individual performance adjustments were made for each NEO (except the CEO who may not receive such an adjustment) based upon individual performance in 2015. Each NEO’s variable compensation award was determined primarily (wholly for the CEO) by the achievement of the financial and non-financial goals that were fully disclosed in the CD&A on pages 43-46 of the proxy statement. The Compensation Committee’s consideration of individual performance and the resulting adjustment to each NEO’s variable compensation (other than the CEO, who does not have an individual adjustment) was not material to any NEO’s performance-based variable compensation, and therefore not material to the shareholders’ understanding of the executive compensation program. As disclosed under the caption “Individual Performance Adjustments” on page 46 of the proxy statement, the Compensation Committee did not find it practical, nor did it attempt, to assign relative weights to any individual factors or subject them to pre-defined, rigid formulas, or set financial or other objective goals related to personal performance.
To the extent that any NEO’s individual performance adjustment is material to his or her annual performance-based variable compensation, we would provide additional disclosure regarding such individual performance adjustment. This is the approach described in our letters to the Staff dated May 28, 2009 and July 9, 2009 that responded to executive compensation proxy statement comments.

Equity Awards, page 47
2013-2015 Performance Share Units, page 48

6.	Comment
We note your disclosure that an average annual ROC of 13.2% was less than the 14% target and resulted in 73.3% of the PSU target number vesting. In future filings, please explain how the achievement of any applicable financial metric results in a corresponding percentage of target shares awarded.

Response
The Compensation Committee determined the vesting and payout of ROC performance share units at 73.3% of target by linear interpolation from the actual 13.2% ROC results measured against the 14% ROC target. In future filings, we will more clearly disclose how the achievement of results translates to the percentage of shares ultimately vested.